                       SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549-1004

                                    FORM 11-K
                     ANNUAL REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 1997

                          Commission File Number 1-977

               WESTINGHOUSE DE PUERTO RICO RETIREMENT SAVINGS PLAN
                            (Full title of the Plan)

                                 CBS CORPORATION
                               51 West 52nd Street
                            New York, New York 10019

           (Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office)

                        WESTINGHOUSE DE PUERTO RICO, INC.
                        RETIREMENT SAVINGS PLAN

                        Financial Statements as of December 31, 1997
                        and 1996, and Schedules as of December 31, 1997

                        (With Independent Auditors' Report Thereon)

                        WESTINGHOUSE DE PUERTO RICO, INC.
                             RETIREMENT SAVINGS PLAN

                   Index to Financial Statements and Schedules

                           December 31, 1997 and 1996


                                                                                                             Page
                                                                                                             ----

Independent Auditors' Report                                                                                   1

Statements of Net Assets Available for Benefits, With Fund Information                                       2 - 3

Statement of Changes in Net Assets Available for Benefits, With Fund Information                             4 - 5

Notes to Financial Statements                                                                                6 - 13

Schedule 1 - Line 27(a) - Schedule of Assets Held for Investment Purposes                                     14

Schedule 2 - Line 27(d) - Schedule of Reportable Transactions                                               15 - 17


All other schedules required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended (ERISA), have been omitted because there is no information to report.

                          Independent Auditors' Report
                          ----------------------------


To the Participants and Administrator of the Westinghouse de Puerto Rico, Inc. Retirement Savings Plan:


We have audited the accompanying statements of net assets available for benefits of the Westinghouse de Puerto Rico, Inc. Retirement Savings Plan (the Plan) as of December 31, 1997 and 1996, and the related statement of changes in net assets available for benefits for the year ended December 31, 1997. These financial statements are the responsibility of the Plan Administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1997 and 1996, and the changes in net assets available for benefits for the year ended December 31, 1997, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended (ERISA). The fund information in the statements of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for Plan benefits and changes in net assets available for Plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ KPMG PEAT MARWICK LLP
--------------------------

Pittsburgh, Pennsylvania
June 5, 1998

                        WESTINGHOUSE DE PUERTO RICO, INC.
                             RETIREMENT SAVINGS PLAN

      Statement of Net Assets Available for Benefits, With Fund Information

                                                                                                     December 31, 1997
                                                        ---------------------------------------------------------------------------
                                                                                             Fund Information
                                                        ---------------------------------------------------------------------------
                                                                                            Participant Directed
                                                        ---------------------------------------------------------------------------
                                                                                                  Fidelity              CBS
                                                                Fixed            Vanguard          Growth             Common
                                                               Income             Mutual          & Income             Stock
                                                                Fund               Fund             Fund               Fund
                                                                ----               ----             ----               ----
Investments, at fair value:
     Registered investment companies                    $              -           823,578           156,626                -
     CBS common stock                                                  -                 -                 -          336,741
     Loans to participants                                             -                 -                 -                -
     Interest-bearing cash                                             -                 -                 -               31
                                                         ---------------      ------------      ------------       ----------
                                                                       -           823,578           156,626          336,772

Investments, at contract value:
     Beneficial interest in the Westinghouse
        Savings Program Master Trust (note 4)                  2,609,580                 -                 -                -
                                                               ---------      ------------      ------------     ------------
                  Total investments                            2,609,580           823,578           156,626          336,772

Receivables:
     Interest and dividends                                            -                 -                 -                4
                                                         ---------------      ------------      ------------      -----------
                  Total assets                                 2,609,580           823,578           156,626          336,776

Liabilities:
     Plan transfer (note 6)                                   (2,474,304)         (733,029)         (137,375)        (235,233)
                                                               ---------           -------           -------          -------
                  Net assets available for benefits        $     135,276            90,549            19,251          101,543
                                                              ==========          ========          ========          =======


                                                    -----------------------------

                                                    ------------

                                                    ------------


                                                         Loan
                                                         Fund             Total
                                                         ----             -----

Investments, at fair value:
     Registered investment companies                           -          980,204
     CBS common stock                                          -          336,741
     Loans to participants                               384,427          384,427
     Interest-bearing cash                                     -               31
                                                    ------------    -------------
                                                         384,427        1,701,403

Investments, at contract value:
     Beneficial interest in the Westinghouse
        Savings Program Master Trust (note 4)                  -        2,609,580
                                                    ------------        ---------
                  Total investments                      384,427        4,310,983

Receivables:
     Interest and dividends                                    -                4
                                                    ------------   --------------
                  Total assets                           384,427        4,310,987

Liabilities:
     Plan transfer (note 6)                             (383,915)      (3,963,856)
                                                         -------        ---------
                  Net assets available for benefits          512          347,131
                                                       =========       ==========


See accompanying notes to financial statements.

                        WESTINGHOUSE DE PUERTO RICO, INC.
                             RETIREMENT SAVINGS PLAN

      Statement of Net Assets Available for Benefits, With Fund Information

                                                                                                   December 31 ,1996
                                                                   ----------------------------------------------------------------
                                                                                           Fund Information
                                                                   -------------------------------------------------
                                                                                        Participant Directed
                                                                   -------------------------------------------------
                                                                                                             CBS
                                                                          Fixed       Vanguard             Common
                                                                         Income        Mutual               Stock
                                                                          Fund          Fund                Fund            Total
                                                                          ----          ----                ----            -----

Investments, at fair value:
     Registered investment companies                               $             -       910,662                   -        910,662
     CBS (formerly Westinghouse Electric Corporation) common stock               -             -             450,148        450,148
     Interest-bearing cash                                                       -             -                  36             36
                                                                   --------------- -------------         ----------- --------------
                                                                                 -       910,662             450,184      1,360,846

Investments, at contract value:
     Beneficial interest in the Westinghouse Savings Program
        Master Trust (note 4)                                            4,156,850             -                   -      4,156,850
                                                                         --------- -------------       -------------      ---------
                  Total investments                                      4,156,850       910,662             450,184      5,517,696

Receivables:
     Interest and dividends                                                      -            69                  32            101
                                                                   ---------------   -----------         -----------  -------------
                  Total assets                                           4,156,850       910,731             450,216      5,517,797

Liabilities:
     Plan transfer (note 6)                                               (522,322)     (120,395)            (38,694)      (681,411)
                                                                        ----------       -------             -------     ----------
                  Net assets available for benefits                $     3,634,528       790,336             411,522      4,836,386
                                                                         =========       =======             =======      =========


See accompanying notes to financial statements.

                        WESTINGHOUSE DE PUERTO RICO, INC.
                             RETIREMENT SAVINGS PLAN

Statement of Changes in Net Assets Available for Benefits, With Fund Information

                          Year Ended December 31, 1997

                                                                            Fund Information
                                                      ---------------------------------------------------------
                                                                          Participant Directed
                                                      ---------------------------------------------------------
                                                                                   Fidelity      CBS
                                                        Fixed       Vanguard        Growth     Common
                                                       Income        Mutual        & Income     Stock     Loan
                                                        Fund          Fund           Fund       Fund      Fund             Total
                                                        ----          ----           ----       ----      ----             -----

Additions to net assets attributed to:
     Investment income:
        Net appreciation in fair value of investments  $       -      218,619           9,624  126,144          -          354,387
        Interest on participant loans                      6,922        1,437             232      367          -            8,958
        Interest and dividends                                 -       20,621           3,263    3,690          -           27,574
        Net investment gain from the Westinghouse
           Savings Program Master Trust (note 4)         199,277            -               -        -          -          199,277
                                                       --------- ------------    ------------ --------  ---------       ----------
                  Total investment income                206,199      240,677          13,119  130,201          -          590,196

Contributions:
     Employer's contributions                            159,811       27,958           2,702   14,441          -          204,912
     Participants' contributions                         414,386       84,142           6,999   39,462          -          544,989
                                                       ---------     --------       --------- --------  ---------       ----------
                  Total contributions                    574,197      112,100           9,701   53,903          -          749,901
                                                       ---------      -------       --------- --------  ---------       ----------

                  Total additions                        780,396      352,777          22,820  184,104          -        1,340,097

                                                                                                                        (Continued)

                        WESTINGHOUSE DE PUERTO RICO, INC.
                             RETIREMENT SAVINGS PLAN

Statement of Changes in Net Assets Available for Benefits, With Fund
                             Information, Continued

                          Year Ended December 31, 1997

                                                                                             Fund Information
                                                                 -------------------------------------------------------------------
                                                                                           Participant Directed
                                                                 -------------------------------------------------------------------

                                                                                                     Fidelity              CBS
                                                                   Fixed            Vanguard          Growth             Common
                                                                  Income             Mutual          & Income             Stock
                                                                   Fund               Fund             Fund               Fund
                                                                   ----               ----             ----               ----

Deductions from net assets attributed to:
     Benefits paid to participants                               (1,358,534)         (388,075)           (1,141)        (102,687)
     Loans to participants, net of repayments                      (316,060)          (47,819)              933          (21,481)
     Refund of employee contributions                                (8,406)           (4,224)                -              (34)
                                                                -----------          --------      ------------       ----------
                  Total deductions                               (1,683,000)         (440,118)             (208)        (124,202)
                                                                  ---------           -------         ---------          -------

                  Net (decrease) increase prior to interfund
                     and plan transfers                            (902,604)          (87,341)           22,612           59,902

Interfund transfers                                                (118,317)          127,335           134,014         (143,032)
Plan transfers (note 6)                                          (2,478,331)         (739,781)         (137,375)        (226,849)
                                                                  ---------           -------           -------          -------
                  Total transfers                                (2,596,648)         (612,446)           (3,361)        (369,881)
                                                                  ---------           -------          --------          -------

                  Net (decrease) increase                        (3,499,252)         (699,787)           19,251         (309,979)

Net assets available for benefits:
     Beginning of year                                            3,634,528           790,336                 -          411,522
                                                                  ---------           -------     -------------          -------
     End of year                                              $     135,276            90,549            19,251          101,543
                                                                 ==========          ========          ========          =======

                                                                 --------------

                                                                 --------------



                                                                        Loan
                                                                        Fund             Total
                                                                        ----             -----

Deductions from net assets attributed to:
     Benefits paid to participants                                            -       (1,850,437)
     Loans to participants, net of repayments                           384,427                -
     Refund of employee contributions                                         -          (12,664)
                                                                   ------------       ----------
                  Total deductions                                      384,427       (1,863,101)
                                                                        -------        ---------

                  Net (decrease) increase prior to interfund
                     and plan transfers                                 384,427         (523,004)

Interfund transfers                                                           -                -
Plan transfers (note 6)                                                (383,915)      (3,966,251)
                                                                        -------        ---------
                  Total transfers                                      (383,915)      (3,966,251)
                                                                        -------        ---------

                  Net (decrease) increase                                   512       (4,489,255)

Net assets available for benefits:
     Beginning of year                                                        -        4,836,386
                                                                   ------------        ---------
     End of year                                                            512          347,131
                                                                      =========       ==========

See accompanying notes to financial statements.

                        WESTINGHOUSE DE PUERTO RICO, INC.
                             RETIREMENT SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 1997 and 1996



(1)   Description of Operations and Summary of Significant Accounting Policies
      ------------------------------------------------------------------------

      Westinghouse Electric Company, S.A. (the Company), a wholly owned subsidiary of CBS Corporation (the Corporation), formerly Westinghouse Electric Corporation, is the successor plan sponsor to Westinghouse de Puerto Rico, Inc. Westinghouse de Puerto Rico, Inc. was a wholly owned subsidiary of the Corporation until October 31,1997, at which time it was sold to Ingersoll-Rand Company. CBS Corporation is one of the largest radio and television broadcasters in the United States.

      The sale of Westinghouse de Puerto Rico, Inc. resulted in substantially all Westinghouse de Puerto Rico, Inc. Retirement Savings Plan (the
          Plan) participants being transferred to a plan sponsored by Thermo King de Puerto Rico, Inc. (see note 6). The Corporation has the right to terminate the Plan at any time. Due to the limited number of participants remaining in the Plan, management of the Corporation is considering the cost effectiveness of the Plan and may terminate the Plan in the near future. If such termination occurs, all amounts credited to participants' accounts shall become vested and be distributed pursuant to ERISA regulations.

      Basis of Accounting
      -------------------

      The financial statements of the Plan are prepared under the accrual basis of accounting.

      Investments
      -----------

      The Plan's shares of common stock and registered investment companies are presented at fair market value, which is based on published market quotations. Guaranteed investment contracts with insurance companies and synthetic guaranteed investment contracts held in the Westinghouse Savings Program Master Trust (Master Trust), in which the Plan's Fixed Income Fund has a beneficial interest, are presented at contract value. Loans to participants are valued at cost, which approximates fair value.

                                                                     (Continued)

                        WESTINGHOUSE DE PUERTO RICO, INC.
                             RETIREMENT SAVINGS PLAN

                    Notes to Financial Statements, Continued


      Measurement Date
      ----------------

      Purchases and sales of securities are recorded on a trade date basis.

      Dividends
      ---------

      Dividends on the Plan's shares of common stock and registered investment companies are credited to each participant's account, as appropriate, for shares held as of the date of record.

      Payment of Benefits
      -------------------

      Benefits are recorded when paid.

      Use of Estimates
      ----------------

      The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of Plan activity during the reporting period. Actual results could differ from those estimates.

(2)   Description of the Plan
      -----------------------

      The following description of the Plan provides only general information.
          Participants should refer to the Plan document or the summary Plan description for a more complete description of the Plan's provisions.

      General
      -------

      The Plan is a defined contribution plan effective as of January 1, 1992.
          The Plan is subject to the provisions of ERISA. The Plan covered all full-time employees rendering service in Puerto Rico who are or were employees of Westinghouse de Puerto Rico, Inc. and covers certain existing and former divisions and subsidiaries of CBS Corporation (the Companies) and who are not covered under a collective bargaining agreement. Casual employees, temporary employees or leased employees are not eligible to participate in the Plan.

                                                                     (Continued)

                        WESTINGHOUSE DE PUERTO RICO, INC.
                             RETIREMENT SAVINGS PLAN

                    Notes to Financial Statements, Continued


     The administrative managers of the Corporation's plans serve as Plan Administrator of the Westinghouse de Puerto Rico, Inc. Retirement Savings Plan.

     Contributions
     -------------

     Plan participants may elect to contribute on a pre-tax basis from 1% to 4% of their total compensation excluding bonuses and incentive awards as a basic contribution and from 1% to 4% extra of their total compensation excluding bonuses and incentive awards on a pre-tax basis as a supplementary contribution. Effective April 1, 1997, participants may elect to contribute on an after-tax basis from 1% to 4% of their total compensation excluding bonuses and incentive awards as an additional supplementary contribution. The Companies contribute an amount equal to 50% of the employee's basic contribution. The participant's maximum contribution cannot exceed the lesser of 12% of eligible compensation or $7,500 in 1997, (8% of eligible compensation or $7,500 in 1996), subject to the Puerto Rico Internal Revenue Code. The employee's election shall be effective for a minimum of one quarter.

     Upon enrollment in the Plan, a participant can elect for their contribution to be invested in one or more of the following four funds: the Fixed Income Fund; the Vanguard Index Trust 500 Portfolio (Vanguard Mutual Fund); the Fidelity Growth and Income Fund; or the CBS Common Stock Fund.

     Participants may direct their investments in 10% multiples in any combination they wish.

     The Companies have the right under the Plan to discontinue their contributions at any time.

     Rollovers
     ---------

     An  employee eligible to participate in the Plan may elect to deposit
          (roll over) into the Plan distributions received from other plans that are qualified by the Puerto Rico Internal Revenue Code. Rollovers are fully vested at all times and are nonforfeitable.

     Withdrawals
     -----------

     All participants are permitted to make withdrawals from the Plan subject to provisions in the Plan document. Distributions from the Plan upon retirement, termination or death shall be paid in cash and/or shares of common stock, as detailed in the Plan document.

                                                                     (Continued)

                        WESTINGHOUSE DE PUERTO RICO, INC.
                             RETIREMENT SAVINGS PLAN

                    Notes to Financial Statements, Continued


      Loans
      -----

      Effective April 1, 1997, participants are eligible to take a loan from the Plan. The amount of a loan generally cannot exceed the lesser of $50,000 or one-half of the participant's total pre-tax vested account balance. Loans bear interest at a fixed rate which is equal to the prime rate in effect on the last business day of the calendar quarter prior to the loan origination date, plus 1%. All loans are subject to specific repayment terms and are secured by the participant's nonforfeitable interest in his/her account equivalent to the principal amount of the loan.

      Vesting and Forfeitures
      -----------------------

      Participant contributions to the Plan plus actual earnings thereon are fully vested and nonforfeitable. If an employee had eligible service before January 1, 1992, the employer matching contributions plus actual earnings thereon are also vested. Employees hired on or after January 1, 1992, must complete three years of eligibility service to become vested in the employer matching contributions plus actual earnings thereon. If a participant terminates employment prior to completing three years of eligibility service, the current value of their employer matching contributions will be forfeited. Forfeited contributions are used to reduce future employer matching contributions. Amounts forfeited in 1997 were $6,897.

      Plan Expenses
      -------------

      The administrative managers are responsible for the general administration of the Plan and for carrying out the provisions thereof. The investment assets of the Plan are administered by a trustee appointed by the Corporation. Administrative expenses are paid directly by the Corporation and, accordingly, are not reflected in the Plan's financial statements.

                                                                     (Continued)

                        WESTINGHOUSE DE PUERTO RICO, INC.
                             RETIREMENT SAVINGS PLAN

                    Notes to Financial Statements, Continued



(3)   Investments
      -----------

     The following table presents the values of investments that represent 5% or more of the Plan's net assets as of December 31, 1997 and 1996:

                                                                                1997               1996
                                                                                ----               ----

            Beneficial interest in the Westinghouse Savings
                 Program Master Trust                                       $  2,609,580           4,156,850
            Vanguard Institutional Index Fund                                          -             910,662
            Vanguard Index Trust 500 Portfolio                                   823,578                   -
            Fidelity Growth & Income Fund                                        156,626                   -
            CBS (formerly Westinghouse Electric
                 Corporation) common stock                                       336,741             450,148

(4)   Master Trust (Dollar Amounts in Thousands)
      ------------------------------------------

     As of December 31, 1997, the Master Trust includes the Fixed Income Fund of the Plan, as well as the Fixed Income Fund of another plan sponsored by the Corporation. The Master Trust is administered by Bankers Trust and governed by the Westinghouse Savings Program Master Trust Agreement. Although assets in the Master Trust are commingled, the trustee maintains records of contributions received from and distributions made to the Master Trust for each participating plan. As of December 31, 1997 and 1996, the Plan's beneficial interest in the net assets of the Master Trust was approximately 0.1% and 0.2%, respectively. Net assets and net investment income are allocated by the trustee to each plan based on the beneficial interest of each plan to the total beneficial interests of the participating plans on a daily basis.

     The following table presents the values of investments in the Master Trust as of December 31, 1997 and 1996:

                                                                   1997                             1996
                                                       ------------------------------   ---------------------------
                                                        Contract         Market          Contract        Market
                                                          value           value            value          value

       Guaranteed investment contracts                $     633,976        661,217        1,049,292         864,345
       Synthetic guaranteed investment
            contracts                                     2,106,927      2,125,700        1,670,842       1,672,145
       Cash (cash overdraft)                                (13,336)       (13,336)         148,253         148,253
                                                        -----------    -----------       ----------      ----------
                         Master Trust                 $   2,727,567      2,773,581        2,868,387       2,684,743
                                                          =========      =========        =========       =========

                                                                     (Continued)

                        WESTINGHOUSE DE PUERTO RICO, INC.
                             RETIREMENT SAVINGS PLAN

                    Notes to Financial Statements, Continued



      Market values of investments in the Master Trust are based on quoted market prices or on discounted cash flow analysis utilizing estimated current market interest rates.

      Synthetic guaranteed investment contracts utilize benefit-responsive wrapper contracts issued by various third-party issuers. The wrapper contracts provide market and cash flow risk protection to the Plan and provide for the execution of participant initiated transactions in the Plan at contract value. The synthetic guaranteed investment contracts may invest in derivatives and include collateralized mortgage obligations (CMOs), real estate investment conduits (REMICs), other mortgage derivatives, call/put options on Treasury securities and U.S. Treasury bond futures contracts. The notional and fair values of these derivatives, as estimated by the trustee and various investment managers, are $303,016 and $302,475 as of December 31, 1997, and $363,828 and $370,880 as of December 31, 1996, respectively.

     The aggregate investment gain from the Master Trust for the year ended December 31, 1997, of $183,503 is solely comprised of interest income. Certain expenses of the Master Trust are deducted from the aggregate investment gain.

     The average yield of all investment contracts for the years ended December
          31, 1997 and 1996, was 6.87% and 6.62%, respectively, while the crediting interest rate as of December 31, 1997 and 1996, was 6.61% and 6.66%, respectively.

(5)   Tax Status
      ----------

     The Plan obtained a favorable determination letter dated September 27, 1993, from the Puerto Rico Department of the Treasury which qualifies the Plan as tax exempt under the provisions of the Puerto Rico Internal Revenue Code (the Code). The Plan Administrator and the Plan's tax counsel believe that the Plan is currently being operated in compliance with the applicable requirements of the Code. Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of December 31, 1997 and 1996.

      Under the Puerto Rico income tax laws and regulations, a participant is not subject to income taxes on the contributions of the employing company, or on the interest from insurance contracts and investment income received by the Trustee until the participant's account is distributed or withdrawals are made.

                                                                     (Continued)

                        WESTINGHOUSE DE PUERTO RICO, INC.
                             RETIREMENT SAVINGS PLAN

                    Notes to Financial Statements, Continued


(6)   Transfer of Assets and Other Events
      -----------------------------------

      On October 31, 1997, Westinghouse de Puerto Rico, Inc., with approximately 760 plan participants, was sold to Ingersoll-Rand Company. In accordance with the purchase agreement, assets equal to the October 31, 1997, account balances of the Company's employees were transferred to a plan sponsored by Thermo King de Puerto Rico, Inc. Such transfer did not occur until subsequent to December 31, 1997, and, accordingly, the December 31, 1997, market value of these assets by fund are listed below:

                  Fixed Income Fund                                                              $  2,474,304
                  Vanguard Mutual Fund                                                                733,029
                  Fidelity Growth and Income Fund                                                     137,375
                  CBS Common Stock Fund                                                               235,233
                  Loan Fund                                                                           383,915
                                                                                                 ------------
                                                                                                 $  3,963,856
                                                                                                 ============

      The above amounts, which represent Plan assets to be transferred to other plans, have been recorded as liabilities on the statement of net assets available for benefits as of December 31, 1997.

      On March 1, 1996, the Productos Electronicos Industriales Division (PEI), with approximately 253 plan participants, was sold to Northrop Grumman Corporation. In accordance with the purchase agreement, assets equal to the March 31, 1996 account balances of PEI employees were transferred to a plan sponsored by Northrop Grumman Corporation. Such transfer did not occur until subsequent to December 31, 1996, and, accordingly, the December 31, 1996, market value of these assets by fund are listed below.

                  Fixed Income Fund                                                                 $  522,322
                  Vanguard Mutual Fund                                                                 120,395
                  CBS Common Stock Fund                                                                 38,694
                                                                                                    ----------
                                                                                                    $  681,411
                                                                                                    ==========


      The above amounts, which represent Plan assets to be transferred to other plans, have been recorded as liabilities on the statement of net assets available for benefits as of December 31, 1996.

                                                                     (Continued)

                        WESTINGHOUSE DE PUERTO RICO, INC.
                             RETIREMENT SAVINGS PLAN

                    Notes to Financial Statements, Continued


      On September 30, 1996, the Productos Circuitos de Puerto Rico Division was sold to Productos Circuitos de Puerto Rico P.R., Inc., and, on November 30, 1996, the Wittnauer International Division was sold to Composite Holdings L.L.C. In addition, two other facilities were closed as of December 31, 1996: the Computer and Instrumentation Division (CIPR) and Westinghouse Electric Company, S.A. - Power Generation. Assets equal to the account balances of the affected employees were distributed to participants subsequent to December 31, 1996. The December 31, 1996 market value of these assets by fund was as follows:

               Fixed Income Fund                                                             $     875,615
               Vanguard Mutual Fund                                                                315,622
               CBS Common Stock Fund                                                                79,628
                                                                                               -----------
                                                                                              $  1,270,865
                                                                                              ============

      The above amounts, which represent Plan assets to be distributed directly to participants, have not been recorded as liabilities on the statement of net assets available for benefits as of December 31, 1996, since benefits are recorded when paid.

                                                                      Schedule 1
                                                                      ----------
                        WESTINGHOUSE DE PUERTO RICO, INC.
                             RETIREMENT SAVINGS PLAN

                                 EIN: 25-1202929

                                Plan Number: 007

          Line 27(a) - Schedule of Assets Held for Investment Purposes

                                December 31, 1997

Column A              Column B                                  Column C                            Column D            Column E
--------              --------                                  --------                            --------            --------

                                                   Description of investment including                                 Current/
         Identity of issue, borrower, lessor        maturity date, rate of interest,                                   contract
                  or similar party                  collateral, par or maturity value                 Cost               value
                  ----------------                  ---------------------------------                 ----               -----
                                               Registered investment companies:
           Vanguard Group                          Vanguard Index Trust 500 Portfolio -
                                                        9,144 shares                             $   823,944             823,578

           Fidelity Investments                    Fidelity Growth and Income Fund -
                                                        4,111 shares                                 147,100             156,626

     *     CBS Corporation                     Common stock - 11,439 shares                          186,819             336,741

     *     Bankers Trust Company               BT Pyramid Directed Cash Fund                              31                  31

     *     Participant loans                   Participant loans with interest rates of 9.5%
                                                   and various maturity dates through 2002                 0(1)          384,427
                                                                                                 -----------           ---------
                                                                                                  $1,157,894           1,701,403
                                                                                                  ==========           =========

* -   Party-in-interest

(1) The cost of participant loans is $-0- as provided for in the instructions to the Form 5500 - Line 27(a)

                                                                      Schedule 2
                                                                      ----------

                        WESTINGHOUSE DE PUERTO RICO, INC.
                             RETIREMENT SAVINGS PLAN

                                 EIN: 25-1202929

                                Plan Number: 007

                Line 27(d) - Schedule of Reportable Transactions

                          Year Ended December 31, 1997


------------------------------------------------------------------------------------------------------------------------
Single Transactions Involving an Amount in Excess of Five Percent of the Current Value of Plan Assets

   Column A                    Column B                            Column C   Column D  Column G    Column H    Column I
   --------                    --------                            --------   --------  --------    --------    --------

                                                                                                  Current value
                                                                                                   of asset on
  Identity of                                                      Purchase    Selling   Cost of   transaction   Net gain
 party involved           Description of asset                        price      price     asset       date       (loss)
 --------------           --------------------                        -----      -----     -----       ----       ------

                        Registered investment companies:
Vanguard Group               Vanguard Institutional Index Fund     $        -  823,944    570,355    823,944      253,589
                                                                            -  156,817    108,165    156,817       48,652
                                                                            -  115,191     83,735    115,191       31,456
                                                                            -  108,000     78,091    108,000       29,909
                                                                       79,425        -     79,425     79,425          N/A

Vanguard Group          Vanguard Index Trust 500 Portfolio            823,944        -    823,944    823,944          N/A

CBS Corporation         Common stock                                        -   74,313     46,831     74,313       27,482

                                                                     (Continued)

                                                           ---------------------

                        WESTINGHOUSE DE PUERTO RICO, INC.
                             RETIREMENT SAVINGS PLAN

                                 EIN: 25-1202929

                                Plan Number: 007

           Line 27(d) - Schedule of Reportable Transactions, Continued


------------------------------------------------------------------------------------------------------------------------
Single Transactions Involving an Amount in Excess of Five Percent of the Current Value of Plan Assets

    Column A                    Column B                Column C      Column D     Column G          Column H           Column I
    --------                    --------                --------      --------     --------          --------           --------

                                                                                                    Current value
                                                                                                     of asset on
    Identity of                                          Purchase       Selling      Cost of         transaction         Net gain
  party involved           Description of asset            price         price        asset             date              (loss)
  --------------           --------------------            -----         -----        -----             ----              ------

Bankers Trust Company   BT Pyramid Directed Cash Fund     $       -       125,004      125,004          125,004                -
                                                             115,191            -      115,191          115,191              N/A
                                                              79,425            -       79,425           79,425              N/A
                                                                   -       79,425       79,425           79,425                -
                                                             111,889            -      111,889          111,889              N/A
                                                              95,975            -       95,975           95,975              N/A
                                                                   -       89,257       89,257           89,257                -
                                                                   -       76,173       76,173           76,173                -
                                                              74,313            -       74,313           74,313              N/A


Note 1: Columns E (Lease/Rental) and F (Expense Incurred With Transaction) have been omitted because there is no information to report.

                                                                     (Continued)

                                                           ---------------------

                        WESTINGHOUSE DE PUERTO RICO, INC.
                             RETIREMENT SAVINGS PLAN

                                 EIN: 25-1202929

                                Plan Number: 007

           Line 27(d) - Schedule of Reportable Transactions, Continued

-----------------------------------------------------------------------------------------------------------------------
Series Transactions, When Aggregated, Involving an Amount in Excess of Five Percent of the Current Value of Plan Assets

                                                                       Number      Number   Total dollar      Total dollar
   Identity of                                                          of          of       value of          value of     Net gain
 party involved                 Description of asset                purchases     sales     purchases           sales        (loss)
 --------------                 --------------------                ---------     -----     ---------           -----        ------

                         Registered investment companies:
Vanguard Group                Vanguard Institutional Index Fund        22         13       $  266,366        1,396,014       422,942

Vanguard Group           Vanguard Index Trust 500 Portfolio             1          -          823,944                -           N/A

CBS Corporation          Common stock                                   -          8                -          265,158        76,862

Bankers Trust Company    BT Pyramid Directed Cash Fund                 54         38          783,160          791,711             -

                                    SIGNATURE

  Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on behalf of the
               Plan by the undersigned thereunto duly authorized.


                       Westinghouse de Puerto Rico, Inc. Retirement Savings Plan


Dated:  June 26, 1998                                     By: /s/ A. G. Ambrosio
                                                             -------------------
                                                            Name: A. G. Ambrosio
                                                       Title: Plan Administrator

                                  EXHIBIT INDEX


                  Exhibit No.                 Description

                  23                Consent of KPMG Peat Marwick LLP